Exhibit 23.01

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in this Registration Statement on Form S-8 of our reports relating to the financial statements of Xcel Energy Inc. and the effectiveness of Xcel Energy Inc.‘s internal control over financial reporting dated February 22, 2019 appearing in the Annual Report on Form 10-K of Xcel Energy Inc. for the year ended December 31, 2018, and our reports dated June 28, 2018 appearing in the Annual Reports on Form 11-K of the Xcel Energy 401(k) Savings Plan, the New Century Energies, Inc. Employee Investment Plan for Bargaining Unit Employees and Former Non-Bargaining Unit Employees, the New Century Energies, Inc. Employees’ Savings and Stock Ownership Plan for Bargaining Unit Employees and Former Non-Bargaining Unit Employees, and the Nuclear Management Company, LLC Savings and Retirement Plan for the year ended December 31, 2017.

/s/ DELOITTE & TOUCHE LLP

Minneapolis, Minnesota

February 28, 2019